FORM 4                                              OMB APPROVAL
                                                OMB Number:    3235-0287
[ ] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...0.5
    continue.
    See Instruction 1(b).

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
            Section 17(a) of the Public Utility Section 30(f) of the
                         Investment Company Act of 1940


1.  Name and Address of Reporting Person*
    Morgan Stanley, Dean Witter, Discover & Co.
(Last)          (First)           (Middle)

           1585 Broadway
                (Street)

New York          NY               10036
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

   Grove Property Trust (GVE)


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)


4. Statement for
   Month/Year

        November 1997


5. If Amendment
   Date of Original
   (Month/Year)


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)
         Director                  X   10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)
    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)  2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of    6. Owner-   7. Nature
                                    action      action        or Disposed of (D)          Securities      ship        of
                                    Date        Code          (Instr. 3, 4 and 5)         Beneficially    Form:       Indirect
                                                (Instr. 8)                                Owned at        Direct      Bene-
                                                                                          End of Month    (D) or      ficial
                                    (Month/                                               (Inst. 3        Indirect    Owner-
                                    Day/                              (A or               and 4)          (I)         ship
                                    Year)     Code     V    Amount     (D)     Price                      (Instr. 4)  (Instr.4)

Common Shares of Beneficial
  Interest.....................    11/24/97    P          65,214        A      $10,875    140,921           D          70,707


                                                                                                            I          16,811
                                                                                                                       By
                                                                                                                       Partnership

                                                                                                            I          53,403
                                                                                                                       By
                                                                                                                       Corporation




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

FORM 4 (continued)Table II--Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and  8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount        of        of de-     ship       of
   (Instr. 3)           Exer-      Date      Code      tive         cisable   of Under-     Deriv-    rivative   Form       In-
                        cise       (Month/   (Instr.   Securi       and       lying         ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-       Security  ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties          (Instr.   Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.       5)        ficially   ity:       Owner-
                        vative                         Disposed     (Month/   3 and                   Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)                      at End     or In-     (Instr.
                        ity                            (Instr.      Year)                             of Month   direct.(I) 4)
                                                       3, 4 and                                       (Instr.    (Instr.
                                                       5)                                             4)         4)

                                                                                      Amount
                                                                                      or
                                                                 Date    Expir-       Number
                                                                 Exer-   ration       of
                                             Code V    (A)  (D)  cisable Date   Title Shares





Explanation of Responses:


** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

     Morgan Stanley, Dean Witter,
          Discover & Co.


  By:     Bruce Bromberg                              3/17/98
      --------------------------------       -------------------------
      **Signature of Reporting Person                  Date
           Authorized Representative                                  Page 2
                                                               SEC 1474 (7-96)